STEVENS & LEE
LAWYERS & CONSULTANTS

111 North 6th Street
P.O. Box 679
Reading, PA 19603-0679
(610) 478-2000  Fax (610) 376-5610
www.stevenslee.com

Direct Dial: (610) 478-2184
Email: dws@stevenslee.com
Direct Fax: (610) 988-0815

June 10, 2014

VIA EDGAR AND BY FEDERAL EXPRESS

Mr. Jonathan E. Gottlieb
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Royal Bancshares of Pennsylvania, Inc. Registration Statement on Form S-1 Filed on September 4, 2013 File No. 333-190973

Dear Mr. Gottlieb:

On behalf of Royal Bancshares of Pennsylvania, Inc. (the “Company”), we are writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated June 5, 2014, related to the above-referenced Registration Statement (the “Registration Statement”).  In response to the comments in the Staff’s letter, the Company has amended the Registration Statement and the Company is filing via EDGAR Amendment No. 5 to the Registration Statement (“Amendment No. 5”) together with this response letter.  We are sending by Federal Express a marked copy of Amendment No. 5 to you for your review and convenience.

We have reproduced below in italics the Staff’s comments in the order in which they were set out in your letter, numbered correspondingly, and have provided the Company’s response immediately below each comment.  Page references in the Company’s responses are to Amendment No. 5.

Philadelphia     •     Reading     •     Valley Forge     •     Lehigh Valley     •     Harrisburg     •     Lancaster     •     Scranton
Wilkes-Barre       •       Princeton       •       Cherry Hill        •       New York        •       Wilmington

A PROFESSIONAL CORPORATION

STEVENS & LEE
LAWYERS & CONSULTANTS

U.S. Securities and Exchange Commission
Division of Corporation Finance
June 10, 2014

Cover Page of Prospectus

1.	Please revise your claim that Emerald "may under certain circumstance, be deemed to be an underwriter" to state that Emerald is an underwriter.

Response:  The Company has revised the last sentence of the seventh paragraph on the cover page of the prospectus to state "In connection with any such resales, Emerald will be deemed to be an "underwriter" as that term is used in the Securities Act of 1933, as amended."

STEVENS & LEE
LAWYERS & CONSULTANTS

U.S. Securities and Exchange Commission
Division of Corporation Finance
June 10, 2014

We have filed concurrently with Amendment No. 5 the Company's request for acceleration.

********************

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (610) 478-2184 or my colleague Wesley R. Kelso at (610) 478-2242.

Sincerely,

STEVENS & LEE

/s/ David W. Swartz
David W. Swartz

WRK:mm
cc:	Mr. F. Kevin Tylus Mr. Robert Kuehl Mr. Michael Thompson Wesley R. Kelso, Esq. Mr. Ivan Cilik Mr. Michael R. Clampitt